Exhibit 12.1

American Airlines Group Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions)

Six Months Ended June 30,
2016
Income before income taxes	$2,610
Add: Total fixed charges (per below)	968
Less: Interest capitalized	23

Total earnings before income taxes	3,555

Fixed charges:
Interest	510
Portion of rental expense representative of the interest factor	458

Total fixed charges	$968

Ratio of earnings to fixed charges	3.7